May 26, 2010

EDGAR FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Forum Funds
File Nos. 002-67052 and 811-3023
Post-Effective Amendment No. 281

Dear Sir or Madam:

Pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Forum Funds (the “Registrant”) is Post-Effective Amendment No. 281 to the currently effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant.

The primary purpose of this filing is to reflect new and revised disclosures in the prospectus and statement of additional information for the Payson Total Return Fund required by the amendments to the Form N-1A adopted by the Securities and Exchange Commission.

The Registrant has elected that this filing be automatically effective on July 30, 2010, pursuant to Rule 485(a)(1) under the 1933 Act.  If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Very truly yours,

/s/ Francine J. Rosenberger

Francine J. Rosenberger
Attachments

cc:  David Faherty
Atlantic Fund Administration, LLC